SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 February 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 Board Retirements

Exhibit No: 99.1

InterContinental Hotels Group PLC

Board Retirements

23 February 2016 - InterContinental Hotels Group PLC ("IHG") [LON: IHG, NYSE: IHG (ADRs)] today announces that Non-Executive Directors, Jennifer Laing and Ying Yeh, will be retiring from the Board of IHG.

Jill McDonald, a Non-Executive Director of IHG, will be appointed to replace Jennifer as Chair of the Corporate Responsibility Committee of the Board.

Patrick Cescau, Non-Executive Chairman of IHG, commented: "As long-standing Non-Executive Directors, Jennifer and Ying have shown great commitment and dedication to IHG. Jennifer's passion and drive in her role as Chairman of the Corporate Responsibility Committee has been instrumental to the success of the Group's responsible business agenda and Ying's insight into the Greater China region has proven invaluable in enabling us to succeed there. I would like to thank them for the important roles they have played in IHG's development over the last decade and wish them all the very best for the future. I would also like to congratulate Jill McDonald in her new role as Chairman of the Corporate Responsibility Committee."

All of the changes referred to above will be effective from the close of the Annual General Meeting on 6 May 2016.

ENDS

Enquiries:

Investor Relations
Catherine Dolton; Adam Smith; Matt Woollard:                                  +44 (0)1895 512176; +44 (0)7808 098 724

Media Relations
Yasmin Diamond; Zoë Bird:                                                                     +44 (0)1895 512008; +44 (0)7736 746 167

Notes to Editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and 744,000 guest rooms in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 92 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 February 2016